STATEMENT OF INVESTMENTS
Dreyfus Premier Short-Intermediate Municipal Bond Fund
June 30, 2006 (Unaudited)

Long-Term Municipal Investments—98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—2.4%				
Choctaw County,				
Limited Obligation School				
Warrants (Insured; ACA)	3.63	3/1/09	1,655,000	1,631,830
Jefferson County,				
Limited Obligation School				
Warrants	5.00	1/1/07	1,500,000	1,508,250
Jefferson County,				
Limited Obligation School				
Warrants	5.00	1/1/08	1,000,000	1,014,660
Arizona—1.2%				
Chandler Industrial Development				
Authority, IDR (Intel Corp.				
Project)	4.38	12/1/10	2,000,000	2,010,560
California—4.3%				
California Statewide Communities				
Development Authority, Revenue				
(Kaiser Permanente)	3.88	4/1/10	5,000,000	4,921,700
Imperial Redevelopment Agency,				
Subordinate Tax Allocation				
Revenue (Imperial				
Redevelopment Project)	4.50	12/1/11	1,300,000	1,283,672
San Diego County,				
COP (Burnham Institute)	5.15	9/1/06	200,000	200,426
Truckee-Donner Public Utility				
District, COP (Insured; ACA)	4.00	1/1/07	1,000,000	1,000,370
Colorado—1.7%				
Countrydale Metropolitan District				
(LOC; Compass Bank)	3.50	12/1/07	3,000,000	2,966,700
Connecticut—.5%				
Greenwich Housing Authority,				
MFHR (Greenwich Close				
Apartments)	5.95	9/1/06	310,000	310,685
Greenwich Housing Authority,				
MFHR (Greenwich Close				
Apartments)	6.05	9/1/07	330,000	335,006
Mohegan Tribe of Indians of				
Connecticut Gaming Authority,				
Priority Distribution Payment				
Public Improvement	5.00	1/1/08	200,000	202,612
Florida—3.9%				
Hillsborough County Industrial				
Development Authority, HR				
(Tampa General Hospital				
Project)	4.00	10/1/06	1,640,000	1,640,836
Lee County Industrial Development				
Authority, Healthcare				
Facilities Revenue (Cypress				
Cove at Healthpack Florida,				
Inc. Project)	4.75	10/1/08	3,000,000	3,001,830
Tampa,				
Revenue (Health				
System-Catholic Health)				
(Insured; MBIA)	5.00	11/15/09	1,000,000	1,029,320
West Orange Healthcare District,				
Revenue	5.30	2/1/07	1,155,000	1,163,870

Georgia--4.4%				
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/07	640,000	645,734
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/08	835,000	847,249
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,062,838
Municipal Electric Authority of Georgia (Project One Subordinated) (Insured; AMBAC)	5.00	1/1/09	5,000,000	5,128,150
Hawaii--.5%				
Kuakini, Health System Special Purpose Revenue	5.00	7/1/07	845,000	851,194
Illinois--3.8%				
Chicago Housing Authority, Capital Program Revenue	5.00	7/1/06	4,000,000	4,000,120
Chicago Park District, GO (Insured; FGIC)	5.00	1/1/10	2,500,000	2,584,675
Iowa--3.7%				
Ankeny Community School District, Sales and Services Tax Revenue (School Infrastructure)	4.00	7/1/06	2,560,000	2,560,000
Coralville, GO Annual Appropriation Corporate Purpose	5.00	6/1/07	1,000,000	1,006,480
Eddyville, PCR (Cargill Inc. Project)	5.40	10/1/06	2,760,000	2,770,819
Kansas--2.3%				
Burlington, EIR, Series A (Kansas City Power and Light)	4.75	10/1/07	1,000,000	1,007,320
Burlington, EIR, Series B (Kansas City Power and Light)	4.75	10/1/07	2,000,000	2,010,040
Burlington, EIR, Series D (Kansas City Power and Light)	4.75	10/1/07	1,000,000	1,005,020
Kentucky--1.1%				
Northern Kentucky Water District, Revenue, BAN	3.25	5/1/07	2,000,000	1,984,200
Louisiana--3.6%				
Calcasieu Parish Industrial Development Board, PCR (Occidental Petroleum Project)	4.80	12/1/06	3,000,000	3,006,210
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	1,000,000	987,510
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,094,288
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,167,305
Maine--1.3%				
Maine Educational Loan Marketing Corp., Subordinate Loan Revenue	6.50	11/1/09	2,195,000	2,248,778
Massachusetts--.6%				
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	1,000,000	1,039,370
Michigan--1.8%				
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/10	1,500,000	1,550,340
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group)	5.00	11/15/06	1,500,000	1,506,240
Missouri--1.2%				
Saint Louis Industrial Development Authority, MFHR (Vaughn Elderly Apartments Project)	4.00	12/20/06	2,000,000	1,991,280
Nebraska--1.8%				
University of Nebraska, University Revenues (Lincoln Memorial Stadium)	5.00	11/1/07	3,035,000	3,078,370
New Jersey--4.8%				
Bayonne, BAN	5.00	10/27/06	1,000,000	1,000,760
Bayonne, TAN	5.00	10/13/06	1,500,000	1,500,075
Bayonne, TAN	5.00	12/11/06	1,000,000	1,000,330
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.00	6/15/08	3,150,000	3,199,581
New Jersey Economic Development Authority, First Mortgage Revenue (Cadbury Corp. Project) (Insured; ACA)	4.65	7/1/06	1,565,000	1,558,286
New Mexico--1.6%				
Farmington, PCR (Southern California Edison Co. Four Corners Project) (Insured; FGIC)	3.55	4/1/10	2,000,000	1,962,680
Jicarilla Apache Nation, Revenue	4.00	9/1/08	765,000	765,406
New York--13.1%				
Dutchess County Industrial Development Agency, IDR (IBM Project)	5.45	12/1/09	5,000,000	5,201,350
New York City Housing Development Corporation, MFHR	4.25	5/1/10	2,000,000	2,000,800
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/08	1,000,000	1,011,170
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	3,000,000	3,062,220
New York State Dormitory Authority, City University System Consolidated Revenue (Fifth General Resolution Revenue)	5.25	1/1/09	2,000,000	2,060,180
New York State Dormitory Authority, LR Court Facilities (New York City Issue)	5.00	5/15/07	3,500,000	3,538,360
New York State Dormitory Authority, Revenue (South Nassau Communities Hospital)	5.25	7/1/09	945,000	972,320
New York State Power Authority, Revenue	5.00	11/15/09	2,000,000	2,070,640
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	4.20	11/1/08	845,000	842,507
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/07	2,000,000	2,021,160
North Carolina--2.0%				
Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.55	1/15/08	2,000,000	1,994,020
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	3.80	10/1/07	1,500,000	1,481,085

Ohio–6.0%

Hamilton County Local District, Cooling Facilities Revenue (Trigen Cinergy)	4.60	6/1/09	2,000,000	1,974,540
Lorain County, Hospital Facilities Revenue and Improvement (Catholic Healthcare Partners)	5.25	10/1/07	3,515,000	3,570,748
Ohio, Common Schools GO	2.45	9/14/07	2,000,000	1,957,560
Ohio Water Development Authority, PCR (Cleveland Electric Illuminating Co. Project)	3.75	10/1/08	3,000,000	2,967,330

Oklahoma–4.9%

Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA)	3.00	12/1/08	1,000,000	973,500
Tulsa County Independent School District Number 1, Combined Purpose (Insured; MBIA)	0.00	8/1/07	2,000,000	1,914,680
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/06	1,125,000	1,125,011
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/07	1,125,000	1,127,363
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/08	1,160,000	1,162,993
Tulsa's Port of Catoosa Facilities Authority, IDR (Cargill, Inc. Project)	5.35	9/1/06	2,100,000	2,105,334

Pennsylvania–5.3%

Allegheny County Industrial Development Authority, Revenue (Western Pennsylvania School for Blind Children)	2.75	7/1/06	4,000,000	3,999,120
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.00	5/15/09	1,795,000	1,839,534
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.00	5/15/09	2,310,000	2,367,311
Pittsburgh Urban Redevelopment Authority, MFHR (Lou Mason Jr. Replacement Housing Facility Project)	5.00	12/1/07	1,000,000	1,006,340

Rhode Island–1.3%

Rhode Island Health and Educational Building Corp., Hospital Financing Revenue (Care New England Issue) (LOC; Bank of America)	3.00	9/1/06	1,165,000	1,162,787
Rhode Island Health and Educational Building Corp., Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	1,000,000	1,034,180

Tennessee–4.3%

Johnson City Power Board, Electric System, RAN	3.50	9/1/10	3,360,000	3,360,000
Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corp.)	5.00	9/1/09	2,000,000	2,042,440
The Health, Educational and Housing Facility Board of Shelby County, Revenue (Baptist Memorial Health Care)	5.00	10/1/08	2,000,000	2,037,800

Virginia–7.7%

Fairfax County Economic Development Authority, RRR (Insured; AMBAC)	6.05	2/1/09	3,000,000	3,138,870
Fredericksburg Industrial Development Authority, Hospital Facilities Revenue (Medicorp Facilities System)	5.00	8/15/06	1,665,000	1,667,398
Hopewell, Public Improvement	5.00	7/15/09	3,250,000	3,284,418
Louisa Industrial Development Authority, Solid Waste and Sewage Disposal Revenue (Virginia Electric and Power Co. Project)	2.30	3/1/07	1,000,000	984,180
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project DETC Issue)	3.30	10/1/08	1,135,000	1,111,778
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	4.00	7/1/06	3,235,000	3,235,000

Washington–1.2%

Washington Public Power Supply System, Revenue (Nuclear Project Number 2)	5.75	7/1/09	1,000,000	1,050,640
Washington, COP (Department of Ecology) (Insured; AMBAC)	4.50	4/1/08	1,000,000	1,009,420

Wisconsin–2.6%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	5.50	6/1/10	1,500,000	1,545,420
Racine, SWDR (Republic Services Project)	3.25	4/1/09	2,000,000	1,926,340
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,030,250

U.S. Related–3.5%

Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	5.00	7/1/10	2,500,000	2,595,850
Puerto Rico Public Buildings Authority (Government Facilities)	4.50	7/1/07	3,405,000	3,416,849

Total Investments (cost $171,942,174)			**98.4%**	**170,323,771**
Cash and Receivables (Net)			**1.6%**	**2,785,742**
Net Assets			**100.0%**	**173,109,513**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		